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                              April 27, 2023

       Sam Teo
       Chief Executive Officer
       TREASURE GLOBAL INC
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: TREASURE GLOBAL INC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 30,
2023
                                                            CIK No. 0001905956

       Dear Sam Teo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 30, 2023

       General

   1. Revise to include disclosure, including risk factor disclosure, quantifying and discussing the extent to which and
under what circumstances the Selling Stockholder can make a
                                                        profit as a result of
the conversion discount underlying the Convertible Debentures. In order to provide a
complete picture of the incentives of the Selling Stockholder compared to public investors,
include more than one scenario regarding potential profits.
   2.                                                   Please supplementally
tell us, with a view toward disclosure, whether the Private
                                                        Placement is complete
and the reasons that it is complete. In this regard, we note that you state both that the
Convertible Debentures "were issued to the Selling Stockholder" and that one of the two
Convertible Debentures will be purchased only "after certain closing
 Sam Teo
FirstName   LastNameSam Teo
TREASURE      GLOBAL INC
Comapany
April       NameTREASURE GLOBAL INC
       27, 2023
April 227, 2023 Page 2
Page
FirstName LastName
         conditions have been met." In addition, we note that the closing conditions set forth in
         Section 6 of the securities purchase agreement appear to be within the Selling
         Stockholder's control and the closing conditions set forth in Section 7 of the agreement may be waived by the Selling Stockholder; therefore it appears that the Selling
         Stockholder may not be irrevocably bound to purchase the Convertible Debentures. Refer, for example, to Securities Act Sections Compliance and Disclosure Interpretations 134.01
         and 139.11. Also tell us when you anticipate the closing of the Private Placement to occur in connection with effectiveness of this registration statement.
3. With a view toward disclosure, tell us the method by which you determined the number of shares of common stock covered by this registration statement. In this regard, note that you should register an amount of shares based on a reasonable good-faith estimate of the maximum amount of shares needed for conversion.
4. Please disclose the total dollar value of the securities underlying the Convertible
         Debentures (i.e., the number of shares of common stock covered by this registration statement) as of the date of the sale of the Convertible Debentures (i.e., using the market price per share for those securities on the date of the sale of the Convertible Debentures).
5. Revise to discuss the payments (other than repayments on principal) that you may be required to make to the Selling Stockholder in connection with the Private Placement and conversion of Convertible Debentures, including the total dollar amount that you will pay in interest on each Convertible Debenture in both the case that there is not an Event of
         Default and the case that there is an Event of Default. Compare such amounts to the gross proceeds to be paid to you from the sale of the Convertible Debentures. Clarify whether interest accrues on the full subscription amount of $5,500,000 or the purchase price(s)
         paid by the Selling Stockholder.
6. Where you disclose that the purchase price with respect to each Convertible Debenture is
         92% of the initial principal amount of such Convertible Debenture, please include the dollar amount you paid in connection with the $2,000,000 Convertible Debenture and the dollar amount you will pay in connection with the $3,500,000 Convertible Debenture.
7. File the form of convertible debenture, securities purchase agreement and registration rights agreement as exhibits to the registration statement. Refer to
Item 601(b) of
         Regulation S-K.
8. In order to make the discussion of dilution more accessible to investors, please revise the first risk factor on page 10 to include the number of shares currently outstanding and the number of shares currently held by non-affiliates of the company.
9. Please include disclosure regarding the Trigger Events and Events of Default described in the form of convertible debenture, as well as their potential impact on your stockholders and any risks they pose to your stockholders. Please also disclose any risks associated with the conversion ratio being tied to the market value of the common stock and being subject to a floor.
 Sam Teo
TREASURE GLOBAL INC
April 27, 2023
Page 3

       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if
you have any questions.



                                                          Sincerely,
FirstName LastNameSam Teo
                                                          Division of
Corporation Finance
Comapany NameTREASURE GLOBAL INC
                                                          Office of Trade &
Services
April 27, 2023 Page 3
cc:       Jeffrey Wofford
FirstName LastName